# UNITED STATES OF AMERICA
## BEFORE THE
## SECURITIES AND EXCHANGE COMMISSION

July 24, 2025

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In the Matter of

**Unifund Financial Technologies, Inc.**
**4041 MacArthur Blvd**
**Newport Beach, CA 92660**
**Unifund Holdings, LLC**
**10625 Techwoods Circle**
**Cincinnati, OH 45242**

**ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-273362 and 333-273362-01

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Unifund Financial Technologies, Inc. and Unifund Holdings, LLC filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Unifund Financial Technologies, Inc. and Unifund Holdings, LLC have failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on July 24, 2025.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Jim Lopez
Office Chief